Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES ANNOUNCES FOURTH QUARTER RESULTS; PROVIDES FIRST QUARTER AND UPDATED FULL YEAR 2007 GUIDANCE

--Company Reports Fourth Quarter and Full Year Earnings of $0.88 and $1.25 per Diluted Share, Respectively--

HOUSTON, TX, March 14, 2007 - Stage Stores, Inc. (NYSE: SSI) today reported that total sales increased 17.3% during the fourteen-week fourth quarter ended February 3, 2007 to $491.2 million from $418.6 million for last year's thirteen-week fourth quarter ended January 28, 2006. The Company noted that sales for the fourteenth week of this year's fourth quarter totaled $21.4 million. Comparable store sales during the first thirteen weeks of the quarter grew 2.5% versus an increase of 5.6% for the same period last year.

The Company also reported fourth quarter net income of $39.6 million, or $0.88 per diluted share, compared to $19.7 million, or $0.45 per diluted share, in the same quarter last year.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "We are pleased with our results for the fourth quarter. Overall, our earnings of $0.88 per diluted share represents a 96% increase over last year's earnings of $0.45 per diluted share. However, included in this year's fourth quarter results are certain non-comparable items which contributed income of $0.26 per diluted share, while last year's fourth quarter results include non-comparable expense items totaling $0.02 per diluted share. Even after taking all of the non-comparable items in each year into consideration, our year-over-year earnings gain is still significant at over 30%. Driving our much improved performance was the combination of higher sales, on a greater number of stores in operation, and solid year-over-year gross margin increases in both our Stage and Peebles Divisions when compared on the same retail inventory accounting basis."

Stage Stores Announces
Fourth Quarter Results
Page - 2

The Company noted that this year's fourth quarter results are not comparable to last year's results due, in part, to the different inventory accounting methods utilized in each year, as defined below and as discussed in the Company's October 24, 2006 news release. On a year-over-year basis, the total impact on this year's fourth quarter results related to the changes in accounting principles, which include the implementation of the weighted average cost method versus the retail method and capitalizing certain of its distribution center handling costs, as well as the deferral of credits received from vendors for handling charges at the Company's distribution centers (collectively "the different inventory accounting methods") was an increase in earnings of $0.17 per diluted share. This year's results also reflect other non-comparable items, including:

- earnings of $0.02 per diluted share estimated to have been produced in the fourteenth week of the quarter,
- earnings of $0.03 per diluted share estimated to have been generated by the 69 converted B.C. Moore stores in their first full quarter of operation as Peebles stores,
- income of $0.06 per diluted share associated with the reduction of the estimated liability for old gift cards and merchandise credits issued to customers which the Company believes the likelihood of redemption is remote (recorded as an offset to Selling, General and Administrative expenses), and
- incremental charges of $(0.02) per diluted share for stock option expensing and increases in other long-term incentive equity awards.

The Company further noted that last year's results included non-comparable charges of $(0.02) per diluted share related to the closure and consolidation of its Knoxville, Tennessee distribution center.

For the 53-week 2006 fiscal year, total sales increased 15.3% to $1,550.2 million versus $1,344.1 million for the 52-week 2005 fiscal year. Comparable store sales during the first 52 weeks of the 2006 fiscal year increased by 3.5% versus an increase of 5.4% for the same period last year. Net income for the 2006 fiscal year was $55.3 million, or $1.25 per diluted share, as compared to net income of $55.9 million, or $1.27 per diluted share, for the prior year.

The Company noted that its results for the two fiscal years are not entirely comparable due to the following non-comparable items:

- earnings of $0.02 per diluted share estimated to have been produced in the fifty third week of the year,
- net income of $0.04 per diluted share related to reimbursements received by the Company for its 2005 hurricane related losses, offset somewhat by increased property insurance premiums due to claims activity associated with hurricanes Katrina and Rita,
- income of $0.07 per diluted share associated with the reduction of the estimated liability for old gift cards and merchandise credits issued to customers which the Company believes the likelihood of redemption is remote (recorded as an offset to Selling, General and Administrative expenses),
- an estimated net loss of $(0.08) per diluted share from the B.C. Moore acquisition, including transition costs and pre-opening expenses associated with the conversion of these stores into the Peebles format,
- incremental charges of $(0.06) per diluted share for stock option expensing and increases in other long-term incentive equity awards,
- charges of $(0.02) per diluted share from the Company's inventory valuation methodology review process related to fees paid to third parties,
- charges of $(0.05) per diluted share for the cumulative effect on prior years of the correction of an accounting error related to the deferral of credits received from vendors for handling charges at the Company's distribution centers, and
- a decrease in earnings of $(0.05) per diluted share as compared to last year related to the different inventory accounting methods.

The Company further noted that last year's results included non-comparable charges of $(0.03) per diluted share related to the closure and consolidation of its Knoxville, Tennessee distribution center, and benefited from a reduction of accrued liabilities to landlords for contingent rent obligations and store real estate taxes of approximately $0.02 per diluted share.

Commenting on the fiscal year, Mr. Scarborough stated, "When you factor out all of the non-comparable items, 2006 was a solid year for our company in which we achieved good year-over-year earnings growth. 2006 was also a very successful year for us from an operations and growth perspective, and was a year that our 14,000 valued Stage Stores associates can all be proud of.

"While we are very pleased with the progress that our Company made during 2006, we are now looking forward and we are intently focused on achieving an even stronger operating and financial performance in fiscal 2007 and beyond. We firmly believe that we have the right strategies and initiatives in place to further strengthen our business, to continue growing our top and bottom lines and to enhance shareholder value. But above all else, our daily focus continues to be to build and foster strong relationships with our customers, while providing them with exceptional service, great merchandise selections and value in our conveniently located, easy-to-shop locations," Mr. Scarborough concluded.

<u>Stock Repurchase Program</u>

The Company reported that, using funds available to it under its $50 million Stock Repurchase Program, it had repurchased approximately 174,000 shares of its common stock during the fourth quarter at a cost of approximately $3.8 million. For the 2006 fiscal year, approximately 1.0 million shares were purchased at a cost of approximately $21.5 million. The Company expects to continue to repurchase shares from time to time under its $50 million Stock Repurchase Program and as proceeds from employee stock option exercises become available in sufficient amounts.

<u>Fiscal 2007 - First Quarter and Updated Full Year Outlook</u>

1<u>st</u> Quarter 2007:

The Company provided the following guidance for the first quarter ending May 5, 2007:

	1Q 2007 OUTLOOK			1Q 2006 ACTUAL
Sales ($mm)	$372	-	$380	$343.5
Net Income ($mm)	$14.0	-	$15.5	$9.0
Diluted EPS	$0.31	-	$0.35	$0.21
Diluted Shares (m)		44,680		43,500

In issuing its first quarter guidance, the Company provided the following additional information:

- comparable store sales assumption – low to mid single digits
- additional gain from the sale of the Peebles private label credit card portfolio, which occurred in March 2004: $0.04 per diluted share.

FY 2007:

The Company provided the following updated guidance for the 2007 fiscal year ending February 2, 2008:

	FY 2007 OUTLOOK		FY 2006 ACTUAL
Sales ($mm)	$1,616 - $1,656		$1,550.2
Net Income ($mm)	$63.5 - $68.0		$55.3
Diluted EPS	$1.45 - $1.55		$1.25
Diluted Shares (m)	43,870		44,111

In updating its fiscal 2007 guidance, the Company noted that its fiscal 2006 results included the following non-comparable items:

- fiscal 2006 had an extra week (53rd week). Earnings of $0.02 per diluted share were estimated to have been produced in the fifty third week of the year [$0.02 in Q4],
- income of $0.06 per diluted share related to reimbursements received by the Company for its 2005 hurricane related losses [$0.03 in Q2, $0.02 in Q3, and $0.01 in Q4],
- income of $0.07 per diluted share associated with the reduction of the estimated liability for old gift cards and merchandise credits issued to customers which the Company believes the likelihood of redemption is remote [$0.06 in Q4]. At current issuance levels for gift cards and merchandise credits, the Company anticipates recognizing breakage income of $1.1 million annually,

- an estimated net loss of $(0.08) per diluted share from the B.C. Moore acquisition, including transition costs and pre-opening expenses associated with the conversion of 69 of these stores into the Peebles format [$(0.01) in Q1, $(0.04) in Q2, $(0.05) in Q3, $0.03 in Q4],
- charges of $(0.02) per diluted share from the Company's inventory valuation methodology review process related to fees paid to third parties [$(0.02) in Q3], and
- charges of $(0.05) per diluted share for the cumulative effect on prior years of the correction of an accounting error related to the deferral of credits received from vendors for handling charges at the Company's distribution centers [$(0.05) in Q2].

The Company also noted that its fiscal 2007 guidance assumed a comparable store sales increase in the low to mid single digits, as well as an additional gain, recorded in the first quarter, of $0.04 per diluted share from the sale of the Peebles private label credit card portfolio, which occurred in March 2004.

Conference Call Information

The Company will hold a conference call today at 8:30 a.m. Eastern Time to discuss its fourth quarter results and its first quarter 2007 outlook. Interested parties can participate in the Company's conference call by dialing 703-639-1417. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestores.com and then clicking on Investor Relations, then Webcasts, then the webcast link. A replay of the conference call will be available online until midnight on March 23, 2007.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 655 stores located in 33 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

Stage Stores Announces
Fourth Quarter Results
Page - 7

"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's outlook and expectations for the first quarter of the 2007 fiscal year and full 2007 fiscal year. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in the Company's subsequent quarterly reports on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

(Tables to Follow)

Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(Unaudited)

| | Fourteen Weeks Ended | | Thirteen Weeks Ended | |
| | February 3, 2007 | | January 28, 2006 | |
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 491,187	100.0%	$ 418,566	100.0%
Cost of sales and related buying, occupancy				
and distribution expenses	333,258	67.8%	304,792	72.8%
Gross profit	157,929	32.2%	113,774	27.2%
Selling, general and administrative expenses	92,558	18.8%	81,399	19.4%
Store pre-opening costs	1,055	0.2%	223	0.1%
Interest expense, net of interest income				
of $45 and $90, respectively	1,548	0.3%	873	0.2%
Income before income tax	62,768	12.8%	31,279	7.5%
Income tax expense	23,162	4.7%	11,573	2.8%
Net income	$ 39,606	8.1%	$ 19,706	4.7%
Basic and diluted earnings per share data:				
Basic earnings per share	$ 0.91		$ 0.50	
Basic weighted average shares outstanding	43,651		39,693	
Diluted earnings per share	$ 0.88		$ 0.45	
Diluted weighted average shares outstanding	44,954		43,404	

(1) Percentages may not foot due to rounding.

Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(Unaudited)

	Fifty-three Weeks Ended		Fifty-two Weeks Ended	
	February 3, 2007		January 28, 2006	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 1,550,180	100.0%	$ 1,344,100	100.0%
Cost of sales and related buying, occupancy and distribution expenses	1,096,693	70.7%	952,680	70.9%
Gross profit	453,487	29.3%	391,420	29.1%
Selling, general and administrative expenses	352,870	22.8%	296,543	22.1%
Store pre-opening costs	7,825	0.5%	3,210	0.2%
Interest expense, net of interest income of $175 and $226, respectively	5,011	0.3%	2,958	0.2%
Income before income tax	87,781	5.7%	88,709	6.6%
Income tax expense	32,479	2.1%	32,822	2.4%
Net income	$ 55,302	3.6%	$ 55,887	4.2%

Basic and diluted earnings per share data:

Basic earnings per share	$ 1.33		$ 1.38	
Basic weighted average shares outstanding	41,559		40,569	
Diluted earnings per share	$ 1.25		$ 1.27	
Diluted weighted average shares outstanding	44,111		44,040	

(1) Percentages may not foot due to rounding.

Stage Stores, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except par values)
(Unaudited)

	February 3, 2007	January 28, 2006
ASSETS		
Cash and cash equivalents	$ 15,866	$ 33,683
Merchandise inventories, net	332,763	283,665
Current deferred taxes	23,231	24,270
Prepaid expenses and other current assets	42,512	36,076
Total current assets	414,372	377,694
Property, equipment and leasehold improvements, net	278,839	244,091
Goodwill	95,374	79,353
Intangible asset	14,910	14,910
Other non-current assets, net	21,491	15,605
Total assets	$ 824,986	$ 731,653
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 85,477	$ 81,719
Income taxes payable	-	8,968
Current portion of debt obligations	86	74
Accrued expenses and other current liabilities	75,141	64,423
Total current liabilities	160,704	155,184
Debt obligations	16,528	2,979
Deferred taxes	-	9,860
Other long-term liabilities	76,346	61,798
Total liabilities	253,578	229,821
Commitments and contingencies		
Common stock, par value $0.01, 64,603 shares authorized,		
54,343 and 49,550 shares issued, respectively	543	496
Additional paid-in capital	462,745	412,290
Less treasury stock - at cost, 10,708 and 9,672 shares, respectively	(165,094)	(143,515)
Accumulated other comprehensive loss	(1,908)	(1,981)
Retained earnings	275,122	234,542
Stockholders' equity	571,408	501,832
Total liabilities and stockholders' equity	$ 824,986	$ 731,653

Stage Stores, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Fifty-three Weeks Ended February 3, 2007	Fifty-two Weeks Ended January 28, 2006
Cash flows from operating activities:		
Net income	$ 55,302	$ 55,887
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	45,534	41,519
Gain on insurance proceeds related to property, equipment and leasehold improvements	(2,151)	-
Deferred income taxes	6,397	(1,006)
Stock option income tax benefits	7,234	4,968
Stock compensation expense	4,827	738
Amortization of debt issue costs	447	447
Excess tax benefits from stock based compensation	(6,925)	-
Construction allowances received from landlords	8,946	13,302
Proceeds from sale of private label credit card portfolio, net	4,436	-
Changes in operating assets and liabilities:		
Increase in merchandise inventories	(47,814)	(2,077)
Increase in other assets	(7,001)	(17,926)
(Decrease) increase in accounts payable and other liabilities	(14,067)	10,155
Total adjustments	(137)	50,120
Net cash provided by operating activities	55,165	106,007
Cash flows from investing activities:		
Additions to property, equipment and leasehold improvements	(71,914)	(75,168)
Acquisition of B.C. Moore, net of cash acquired	(35,622)	-
Proceeds from insurance on property, equipment and leasehold improvements	2,151	-
Proceeds from retirements of property and equipment	289	2,018
Net cash used in investing activities	(105,096)	(73,150)
Cash flows from financing activities:		
Proceeds from (payments on):		
Borrowings under revolving credit facility, net	13,635	-
Repurchases of common stock	(21,579)	(48,687)
Debt obligations	(74)	(125)
Exercise of warrants	27,354	1,874
Exercise of stock options	10,771	8,656
Excess tax benefits from stock based compensation	6,925	-
Cash dividends	(4,918)	(1,347)
Net cash provided by (used in) financing activities	32,114	(39,629)
Net decrease in cash and cash equivalents	(17,817)	(6,772)
Cash and cash equivalents:		
Beginning of period	33,683	40,455
End of period	$ 15,866	$ 33,683
Supplemental disclosures:		
Interest paid	$ 4,191	$ 2,666
Income taxes paid	$ 34,920	$ 30,917
Unpaid liabilities for capital expenditures	$ 4,190	$ 1,340